Exhibit 99.1

SRIVARU Holding Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

SRIVARU Holding has an initial 180-day period through July 23, 2024, to regain compliance with Minimum Bid Price Requirement

GRAND CAYMAN, KY1-1006, CAYMAN ISLANDS , January 30, 2024 /EINPresswire.com/ — SRIVARU Holding Limited (Nasdaq: SVMH, SVMHW) (“SRIVARU” or the “Company”), a manufacturer of premium electric motorbikes today announced that on January 25, 2024, it received a notification (the “Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Bid Price Requirement”), because the closing bid price of the Company’s ordinary shares (the “Ordinary Shares”), was below $1.00 per share for 30 consecutive business days.

The Notice has no immediate effect on the listing of the Ordinary Shares, and the Ordinary Shares continue to trade on the Nasdaq Capital Market under the symbol “SVMH.”

The Notice provided that, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of the Notice, or until July 23, 2024, to regain compliance with the Bid Price Requirement. During this period, the Ordinary Shares will continue to trade on the Nasdaq Capital Market. If at any time before July 23, 2024, the bid price of the Ordinary Shares closes at or above $1.00 per share for a minimum of ten consecutive trading days, Nasdaq will provide written notification that the Company has achieved compliance with the Bid Price Requirement and the matter will be closed.

In the event the Company does not regain compliance by July 23, 2024, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the Bid Price Requirement. The Company would also be required to provide written notice to Nasdaq of its intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary. If it appears to the Nasdaq staff that the Company will not be able to cure the deficiency or if the Company is otherwise not eligible, Nasdaq would provide notice to the Company that its Ordinary Shares would be subject to delisting. At that time, the Company may appeal the Nasdaq staff’s delisting determination to a Nasdaq Hearings Panel.

The Company intends to actively monitor the closing bid price of its Ordinary Shares and will evaluate available options to regain compliance with the Bid Price Requirement. However, there can be no assurance that the Company will be able to regain compliance with the Bid Price Requirement or maintain compliance with any of the other Nasdaq continued listing requirements.

About SRIVARU

SRIVARU Holding Limited, a Cayman Islands exempted company, is the parent company of SRIVARU Motor Private Ltd., a commercial-stage provider dedicated to designing and manufacturing premium electric motorbikes in India, and SRIVARU Engineering. SRIVARU was founded on the realization that while the rider-motorcycle relationship is deep and complex, it is in desperate need of innovation for the next generation of riders. SRIVARU provides affordable premium E2W vehicles that provide an exceptional riding experience with redundant 3-channel automated braking, a low center of gravity to improve stability, enhanced safety features, and easy charging compatible with home charging outlets. The Company has a broad array of intellectual property, including a patent-pending chassis and drive acceleration system. In addition, SRIVARU offers customers a superior total cost of ownership, compared to traditional internal combustion engine motorcycles and E2W vehicle competitors. SRIVARU additionally oversees a manufacturing subsidiary set to play a crucial role in achieving the company’s vision for sustainable and innovative mobility. Additional information about the company is available at: http://www.srivarumotors.com/. With a focus on innovation, sustainability, and performance, SRIVARU aims to redefine the future of mobility.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning SRIVARU’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, respectively. These forward-looking statements are based on SRIVARU’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside SRIVARU’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the outcome of any legal proceedings that may be instituted against SRIVARU or others following the announcement of the Business Combination and any definitive agreements with respect thereto, as well as the Nasdaq listing; (b) the inability to obtain financing to complete the Company’s planned expansion; (c) the ability to continue to meet Nasdaq’s listing standards; (d) the risk that the Business Combination disrupts current plans and operations of SRIVARU or its subsidiaries as a result of the announcement and consummation of the Business Combination; (e) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of SRIVARU to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (f) costs related to the Business Combination and ongoing operations; (g) the possibility that SRIVARU may be adversely affected by other economic, business, and/or competitive factors; (h) SRIVARU’s ability to execute its business plans and strategies, (i) SRIVARU’s estimates of expenses and profitability and (j) other risks and uncertainties indicated from time to time in the final prospectus of SRIVARU, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by SRIVARU. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SRIVARU assumes no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. SRIVARU gives no assurance that it will achieve its expectations.

Company Details:

SRIVARU Holding Limited

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

Investor & Media Contact:

eMail: ir@srivarumotors.com

Phone: +1 (888) 227-8066

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SRIVARU Holding Limited

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